UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2019

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-               .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: January 28, 2019	By:	/s/ Julian Lin
Name: Julian Lin
Title: President

FOURTH QUARTER NEWS RELEASE

Investor relations contact:	Please refer to the Nam Tai website (www.namtai.com)
Mr. Kevin McGrath	or the SEC website (www.sec.gov) for Nam Tai press releases
Managing Partner of Cameron Associates	and financial statements.
Tel.:212.245.4577
E-mail: kevin@cameronassoc.com

NAM TAI PROPERTY INC.

Reports Q4 2018 Results

SHENZHEN, PRC – January 28, 2019 – Nam Tai Property Inc. (“Nam Tai”, the “Company”, “we” and “us”) (NYSE Symbol: NTP) today announced its unaudited results for the fourth quarter ended December 31, 2018.

KEY HIGHLIGHTS

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Twelve Months Results
	Q4 2018	Q4 2017	YoY(%)(c)	12M 2018	12M 2017	YoY(%)(c)
Operation income	$486	$187	159.9	$493	$1,851	(73.4)
Net operation income	$413	$187	120.9	$420	$1,851	(77.3)
Operating loss	$(3,550)	$(2,245)	—	$(20,795)	$(7,599)	—
per share (diluted)	$(0.09)	$(0.06)	—	$(0.55)	$(0.20)	—
Net (loss) income (a) (b)	$(6,280)	$(2,477)	—	$(13,254)	$3,944	—
Basic (loss) income per share	$(0.16)	$(0.07)	—	$(0.35)	$0.11	—
Diluted (loss) income per share	$(0.16)	$(0.07)	—	$(0.35)	$0.11	—
Weighted average number of shares (’000)
Basic	38,643	37,256		37,826	36,807
Diluted	38,643	37,256		37,826	37,492

Notes:

(a)

Net loss for the three months ended December 31, 2018 mainly consisted of general and administrative expenses of $3.5 million and a loss of $4.1 million related to the disposal of certain fixed assets in our Wuxi factory; offset in part by interest income of $1.0 million earned from time deposits.

(b)

Net loss for the twelve months ended December 31, 2018 mainly consisted of general and administrative expenses of $20.4 million, which primarily consisted of option expenses of $2.7 million incurred in connection with our grants of options to new directors, officers and employees, a compensation for loss of office of $3.9 million incurred in connection with the retirement of our former chairman, salary and benefits of $6.5 million, audit, legal and professional fees of $1.4 million, depreciation of $3.8 million, and a loss of $4.1 million related to the disposal of certain fixed assets in our Wuxi factory; offset in part by a gain of $6.8 million on disposal of an office property in Hong Kong and interest income of $5.6 million earned from time deposits.

(c)	Percentage change is not applicable if either of the two periods contains a loss.
(d)

Capitalization on project investment was $99.1 million for the fourth quarter of 2018, which mainly consisted of capitalizing the full payment obligations of $71.2 million with respect to additional land premiums for the land underlying Phase I of Nam Tai Inno City and totaled $121.8 million for the twelve months ended December 31, 2018. Our accumulated project investment was $171.6 million through December 31, 2018, which was recorded under “real estate properties under development” on the Company’s balance sheet as of December 31, 2018.

(e)

This information presented here has been published on the Company’s website http://www.namtai.com/investors#investors/quarterly_earnings under the quarterly earnings report of the fourth quarter of 2018 on page 7, Condensed Consolidated Statements of Comprehensive Income.

SUPPLEMENTARY INFORMATION (UNAUDITED) FOR THE FOURTH QUARTER OF 2018

Key Highlights of Financial Position

	As of December 31,	As of December 31,
	2018	2017
Cash, cash equivalents and short term investments	$109.9 million(a)	$165.2 million
Ratio of cash(b) to current liabilities	1.22	9.32
Current ratio	1.29	9.61
Ratio of total assets to total liabilities	3.53	14.79
Return on equity	(5.6)%	1.6%
Ratio of total liabilities to total equity	0.40	0.07

Notes:

(a)

Compared to December 31, 2017, the decrease of $55.3 million in cash, cash equivalents and short-term investments was mainly due to $39.6 million spent in connection with land development projects that was recorded as “real estate properties under development” on the balance sheet as of December 31, 2018, $10.6 million spent in dividends payments, exchange loss of $8.2 million as a result of the depreciation of the Renminbi against the U.S. dollar during the twelve months ended December 31, 2018; offset in part by proceeds of $9.8 million received from the disposal of an office property in Hong Kong.

(b)	Cash in the financial ratio included cash, cash equivalents and short-term investments in the amount of $109.9 million and $165.2 million as of December 31, 2018 and 2017, respectively.

OPERATING RESULTS

Net operation income for the fourth quarter of 2018 was $0.4 million, an increase of $0.2 million compared to an operation income of $0.2 million in the fourth quarter of 2017. Operation income for the fourth quarter of 2018 mainly consisted of rental income of $0.4 million from the existing factory buildings located on the site of Phase II of Nam Tai Inno City.

Operating loss for the fourth quarter of 2018 was $3.6 million, an increase of $1.4 million compared to an operating loss of $2.2 million in the fourth quarter of 2017. This period to period increase was mainly due to an increase in expenses incurred in connection with our growing operations. Operating loss for the fourth quarter of 2018 mainly consisted of general and administrative expenses of $3.5 million and selling and marketing expenses of $0.5 million, which were offset in part by our net operation income of $0.4 million for the period, compared to general and administrative expenses of $2.4 million in the fourth quarter of 2017, which were offset in part by our net operation income of $0.2 million for that period.

Net loss for the fourth quarter of 2018 was $6.3 million, compared to net loss of $2.5 million in the fourth quarter of 2017. Net loss for the fourth quarter of 2018 mainly consisted of net operating loss of $3.6 million and a loss of $4.1 million related to the disposal of certain fixed assets in our Wuxi factory; offset in part by interest income of $1.0 million earned from time deposits. Net loss for the fourth quarter of 2017 mainly consisted of net operating loss of $2.2 million and a loss of $4.6 million related to the write down of our demolished factory buildings located on the site of Phase I of Nam Tai Inno City; offset in part by an exchange gain of $2.4 million as a result of the appreciation of Renminbi against the U.S. dollar in the fourth quarter of 2017 and interest income of $1.6 million earned from time deposits. Net loss per diluted share for the fourth quarter of 2018 was $0.16 compared to net loss per diluted share of $0.07 for the fourth quarter of 2017.

Net loss for the twelve months ended December 31, 2018 was $13.3 million compared to net income of $3.9 million for the twelve months ended December 31, 2017. Net loss for the twelve months ended December 31, 2018 mainly consisted of general and administrative expenses of $20.4 million, a loss of $4.1 million related to the disposal of certain fixed assets in our Wuxi factory and an exchange loss of $1.3 million as a result of the depreciation of the Renminbi against the U.S. dollar; offset in part by a gain of $6.8 million on disposal of an office property in Hong Kong, interest income of $5.6 million earned from time deposits and operation income of $0.4 million. Net income for the twelve months ended December 31, 2017 mainly consisted of an exchange gain of $8.6 million as a result of the appreciation of Renminbi against the U.S. dollar during the twelve months ended December 31, 2017, interest income of $7.6 million earned from time deposits and operation income of $1.9 million; offset in part by general and administrative expenses of $9.5 million and a loss of $4.6 million related to the write down of our demolished factory buildings located on the site of Phase I of Nam Tai Inno City. Net loss per diluted share for the twelve months ended December 31, 2018 was $0.35 compared to net income per diluted share of $0.11 for the twelve months ended December 31, 2017.

The majority of our assets are denominated in Renminbi. The translation of Renminbi-denominated assets to U.S. dollars for reporting purposes has resulted in a foreign exchange loss, due to fluctuations of the exchange rate for the Renminbi against the U.S. dollar. However, since the majority of our payment obligations are also denominated in Renminbi, we do not expect the movement of U.S. dollar against the Renminbi to materially and adversely impact our business.

Capitalization on project investment was $99.1 million for the fourth quarter of 2018, which mainly consisted of capitalizing payment obligations of $71.2 million in respect to additional land premiums for the land underlying Phase I of Nam Tai Inno City, and was $121.8 million for the twelve months ended December 31, 2018. Our accumulated project investment was $171.6 million as of December 31, 2018, which was recorded under “real estate properties under development” on our balance sheet as of December 31, 2018.

Please see page 7 of the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. The information contained herein has also been published on the Company’s website at http://www.namtai.com/investors#investors/quarterly_earnings in the quarterly earnings report of the fourth quarter of 2018 on page 7, Condensed Consolidated Statements of Comprehensive Income.

COMPANY OUTLOOK

The development of Nam Tai Inno Park in Guangming, Shenzhen, and Nam Tai Inno City in Gushu, Shenzhen, continues to proceed smoothly.

For Nam Tai Inno Park, we opened an industrial showroom on the first floor of future building A and held an Internet-of-Things industry conference on December 22, 2018. The showroom was constructed to facilitate discussions with potential tenants and business partners. It includes comprehensive models and a layout of Nam Tai Inno Park, meeting and conference rooms to negotiate the implementation of various technologies and features, a dedicated audio/video room to showcase the technology complex and various units, and a back office area for our staff. The industrial showroom is also designed to attract potential tenants and promote our brand as an operator of high-tech research and development centers. We plan to continuously renovate our industrial showroom by integrating our potential partners’ technologies and latest commercial elements for technology parks to further strengthen our position in the market.

For Phase I of Nam Tai Inno City, we re-executed our land use rights contract on October 25, 2018, with the urban planning, land and resources commission of Shenzhen municipality, which allows the 50-years term of our land use rights to restart from the date of re-execution. Upon the receipt of the completion acceptance certificate, we will be permitted to exchange our existing general property ownership certificate for the entire Phase I complex for new 50-year, individual property ownership certificates for each developed unit, thereby allowing us to sell individual units. As a part of re-executing the land use rights contract, we are required to pay, and have capitalized the entire payment of $71.2 million in, additional land premiums for the land underlying Phase I of Nam Tai Inno City, of which $21.4 million was paid on October 27, 2018 and the remainder will be paid by mid 2019. Our payment of additional land premiums may be offset in part by the increased cost basis of our development project when calculating land appreciation tax, if we choose to sell the developed units.

For Phase II of Nam Tai Inno City, we continued with our efforts to lease out offices and workshops to tenants in the technology sphere. As of December 31, 2018, we have successfully rented out the majority of the leasable office and workshop spaces. We decided to lease out our current spaces to early stage companies due to our demolition and construction schedule, which is planned to occur in a few short years, making the existing buildings less attractive to industrial tenants with scaled operations and longer time horizons. Our primary focus is not to generate significant revenue but to maintain the active operation of the facilities ahead of their redevelopment, which is expected to start in March 2023.

As for our Wuxi facility, we have rented it to a third party for further renovation and development commencing from October 2018.

Following below are summaries of our Nam Tai Inno Park and Nam Tai Inno City projects:

Part I: Gross Floor Areas for the Two Projects:

	Inno Park		Inno City – Phase I		Inno City – Phase II
			(In square meters, except plot ratios)
Land area		103,739		22,364		22,367
Plot ratios		2.59		6.00		6.00
Gross floor area (GFA)	Office	175,406	Office + Soho	93,930	Office + Soho	93,950
	Apartment	61,000	Apartment	24,150	Apartment	24,150
	Commercial	28,594	Commercial	12,500	Commercial	12,500
	Other	4,159	Other	3,600	Other	3,600
		269,159		134,180		134,200
Underground floor area (GFA)		62,673		54,000		36,000
Total construction floor area (CFA)		331,832		188,180		170,200
Note:

The plot ratio for Inno City – Phase II has not been approved yet. The figures only represent the current plan. All figures above are also subject to adjustment upon the final approval of the relevant authorities in China.

Part II: Timetable for the Two Projects:

Main Certificates		Estimated Completion Time
		Inno Park	Inno City Phase I	Inno City Phase II	2017	2018	2019	2020	2021	2022	2023	2024	2025
A	Land Use Permit	Obtained Jun 2015	Obtained May 2018	Nov 2021
B	Land Use Right Certificate	Obtained Sep 2015	June 2019	Feb 2022
C	Construction Planning Permit	Obtained Aug 2017	May 2019	Feb 2023
D1	Early Construction Permit for Pile Foundation	Obtained May 2017	Obtained Nov 2018	N/A
D2	Construction Permit for the Main Structure	Obtained May 2018	July 2019	Mar 2023
D3	Construction Acceptance Certificate for the Main Structure	Dec 2019	Nov 2021	Jan 2025
D4	Construction Completion	Dec 2020	Feb 2022	Nov 2025
E	Property Ownership Certificate	Jun 2020	Nov 2021	Jul 2025

Notes:

1.▲ represents “Inno Park”, while represents “Inno City – Phase I” and represents “Inno City – Phase II”.

2.This timetable is subject to adjustment depending on the specific timing of our receipt of approvals from the relevant authorities in China and the progress of our construction.

Part III: Budgetary Estimate for the Two Projects:

		Inno Park	Inno City – Phase I	Inno City – Phase II
		(US$ in million)
1.	Planned Development Costs(1)	312	203	212
2.	Planned Operating Costs(2)	34	37	41
Notes:

1. Our planned development costs of $727 million are based on our schematic design estimations. This estimate is used by us for cost control purposes to monitor design and construction costs. This estimate does not include the costs of interior furnishing for the apartments, makes no adjustment for inflation or financing costs and does not include payment for additional land premiums or land appreciation tax.

2. Our planned operating costs of $112 million include project related overhead from the commencement of each project until its scheduled construction completion and do not include other non-project related operating expenses of our company. This estimate does not include the costs of marketing and interior furnishing for the apartments and makes no adjustment for inflation or financing costs.

 Potential Risks in Our Business

The recent trade disputes between the U.S. and China and the imposition of higher tariffs by the U.S. government for the importation of goods manufactured in China have brought upon a level of uncertainty for many companies in Shenzhen concerning the strength of China’s economy in the next few years. The design and timing of our projects are based in part on certain projected development in Shenzhen city and its economy. Prolong uncertainty concerning the direction of Shenzhen’s economy may negatively affect companies’ willingness for large capital expenditure, including relocating to an upgraded environment such as our technology parks. If uncertainty persists, we cannot assure you it would not negatively affect the sale or lease of our property upon completion.

Because our projects are mainly in the initial and development stages, we currently derive a majority of our income from interest income and rental income. Since 2016, we have seen a stabilizing trend on the benchmark interest rates in China. However, due to the current economic conditions in China, we expect the People’s Bank of China (the “PBOC”) to keep Renminbi-denominated official time deposit interest rates in China at a low level throughout 2019. We expect to continue to incur operating losses in the first quarter of 2019 and beyond. With this lower interest rate environment and continued decrease in our level of deposits as we continue to develop our projects, we expect our income offset against operating losses to materially decrease in future periods, which will accelerate our decline of cash and cash equivalents and other short-term investments.

We only became a real estate developer after our electronic manufacturing businesses ceased in 2014. To aid us in our successful transformation to this new business, we have engaged external advisors and sought potential strategic partners and investors, including Kaisa Group Holdings Ltd., to support our projects. Our likelihood of success must be considered in light of challenges, uncertainties, expenses, difficulties, complications and delays frequently encountered in connection with entering a new industry. We cannot assure you that our transition to the real estate development business can be carried out smoothly and our efforts will be sufficient enough to achieve a successful transformation.

As the majority of our assets are denominated in Renminbi, the translation of Renminbi-denominated assets to U.S. dollars for our reporting purposes has resulted in a foreign exchange loss for the twelve months ended December 31, 2018 in the amount of $1.3 million. As such, we expect to see fluctuations in the reporting of foreign exchange loss/gain in our financial statements due to the movement of the U.S. dollar against the Renminbi. However, as a majority of our payments is in Renminbi, we also do not expect the movement of the U.S. dollar against Renminbi to adversely impact our business. Nevertheless, investors should consider that the purchasing power of U.S. dollar figures for cash and cash equivalents and other short-term investments is not identical from period to period.

In order for our projects to proceed smoothly and the transformation of our business to succeed, we will need to access additional funding. To do so, we will negotiate loans and credit lines with banks to source funds needed to assist in the future development of our projects. These loan agreements and debt instruments often contain covenants limiting our flexibility in operating our business and can contain requirements that we meet certain milestones in our projects’ developments. While we have obtained a credit facility from China Construction Bank to support our financing of Nam Tai Inno Park, we will need to obtain additional funding. Changes in the macroeconomic environment or government policies in China could restrict China Construction Bank’s or any other state-owned Chinese bank’s funding ability, or that we may not be able to continue to enter into agreements and instruments with other financial institutions successfully. Furthermore, failure to comply with any terms required by the funding agreements or instruments may delay our developments as we seek alternative sources of funding or prevent us from completing the developments.

According to our project development plan, project investment for the first quarter of 2019 is estimated to be $24.7 million, and project investment for the year of 2019 is estimated to be $167.0 million.

As of December 31, 2018, we had a total cash balance of $109.9 million. We have a credit line of $184 million from China Construction Bank for the Nam Tai Inno Park project, which has yet to be drawn down. As we plan to begin the development of Phase I of Nam Tai Inno City, we plan to seek addition borrowing facilities or alternative funding sources in 2019.

The information contained in, or that can be accessed through, the website mentioned in this announcement does not form part of the announcement.

SCHEDULE FOR RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2019

To maintain the efficiency of delivering the Company’s quarterly financial results to the market, the Company’s management expects to release the quarterly financial results in accordance with the following schedule for 2019. Details of the expected quarterly release dates are as follows:

 Announcements of Financial Results

Quarter	Date of Release
Q1 2019	April 29, 2019 (Monday)
Q2 2019	July 29, 2019 (Monday)
Q3 2019	October 28, 2019 (Monday)
Q4 2019	January 27, 2020 (Monday)

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “might”, “can”, “could”, “will”, “would”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “seek”, or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, delay in our ability to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of two parcels of properties in Guangming, Shenzhen, and Gushu, Shenzhen, respectively, and the successful redevelopment of the two parcels of properties into Nam Tai Inno Park and Nam Tai Inno City; the sufficiency of our cash position and other sources of liquidity to fund our property developments; continued inflation and appreciation of the Renminbi against the U.S. dollar; and rising labor costs in China and changes in the labor supply and labor relations. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time. Whether dividends will be declared in the future depends upon our future growth and earnings, of which there can be no assurance, as well as our cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on our common shares will be declared beyond those declared in 2018, what amount those dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all; and whether we will purchase any of our shares in the open markets or otherwise. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer. We hold two parcels of land located in Guangming and Gushu, Shenzhen, China. We are converting these two parcels of land that formerly housed the manufacturing facilities of our prior businesses into high-tech research and development centers, Nam Tai Inno Park and Nam Tai Inno City. We expect our principal income in the future will be derived from rental income from these research and development centers. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”). Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED DECEMBER 31, 2018 AND 2017

(In Thousands of US dollars except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Operation income (1)	$486	$187	$493	$1,851
Operation expenses	73	—	73	—
Net operation income	413	187	420	1,851

Cost and expenses
General and administrative expenses	3,484	2,432	20,402	9,450
Selling and marketing expenses	479	—	813	—
	3,963	2,432	21,215	9,450
Operating loss	(3,550)	(2,245)	(20,795)	(7,599)
Other income (expenses), net	301	2,721	(714)	8,495
Interest income	1,043	1,620	5,601	7,621
Loss on demolished building facilities	(4,074)	—	(4,074)	—
Gain on disposal of property	—	—	6,763	—
Write off of demolished building	—	(4,573)	(35)	(4,573)
(Loss) income before income tax	(6,280)	(2,477)	(13,254)	3,944
Consolidated net (loss) income	(6,280)	(2,477)	(13,254)	3,944
Functional currency translation adjustment	709	2,259	(10,437)	6,311
Other comprehensive income (loss) (2)	709	2,259	(10,437)	6,311
Consolidated comprehensive (loss) income(3)	$(5,571)	$(218)	$(23,691)	$10,255
(Loss) income earnings per share
Basic	$(0.16)	$(0.07)	$(0.35)	$0.11
Diluted	$(0.16)	$(0.07)	$(0.35)	$0.11
Weighted average number of shares (’000)
Basic	38,643	37,256	37,826	36,807
Diluted	38,643	37,256	37,826	37,492

 Notes:

(1)	The property at the site of Inno City - Phase II in Gushu was rented to a third party lessee with a term that ended in October 2017 and re-rented to other tenants beginning in July 2018.
(2)	Represents an increase in other comprehensive loss due to foreign exchange translation.
(3)

Consolidated net loss for the three months ended December 31, 2018 mainly included general and administrative expenses of $3.5 million and a loss of $4.1 million related to disposal of certain fixed assets located on the site of Wuxi factory, offset in part by interest income of $1.0 million earned from time deposits.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2018 AND 2017

(In Thousands of US dollars)

	Unaudited December 31,	Audited December 31,
	2018	2017
ASSETS
Current assets:
Cash and cash equivalents(1)	$62,919	$165,173
Short term investments(1)	46,952	—
Account receivable	226	—
Prepaid expenses and other receivables	6,663	5,100
Total current assets	116,760	170,273
Long term investments	2,204	2,319
Real estate properties under development, net(2)	171,610	52,460
Property, plant and equipment, net	27,442	36,976
Other assets	91	49
Total assets	$318,107	$262,077
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$87,214	$5,705
Accrued expenses and other payables	2,993	1,500
Dividend payable	—	10,514
Total current liabilities	90,207	17,719
Financial lease payable	$9	—
Total liabilities	90,216	17,719
EQUITY
Shareholders’ equity:
Common shares	382	376
Additional paid-in capital	257,125	249,856
Retained earnings	(13,329)	(24)
Accumulated other comprehensive loss(3)	(16,287)	(5,850)
Total shareholders’ equity	227,891	244,358
Total liabilities and shareholders’ equity	$318,107	$262,077

Note:

(1)

According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months in amount of $47.0 million and nil as at December 31, 2018 and December 31, 2017, respectively, are not classified as cash and cash equivalents but are separately disclosed as short-term investments in the balance sheet.

(2)

Capitalization on project investment was $99.1 million for the fourth quarter of 2018, which mainly consisted of capitalizing payment obligations of $71.2 million with respect to additional land premium for the land underlying Phase I of Nam Tai Inno City, and totaled $121.8 million for the twelve months ended December 31, 2018, and our accumulated project investment was $171.6 million through December 31, 2018, which was recorded under “real estate properties under development” on the Company’s balance sheet as of December 31, 2018.

(3)	Accumulated other comprehensive loss represented foreign currency translation adjustment.

NAM TAI PROPERTY INC.

CONSENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED DECEMBER 31, 2018 AND 2017

(In Thousands of US dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net (loss) income	$(6,280)	$(2,477)	$(13,254)	$3,944
Adjustments to reconcile consolidated net (loss) income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment and land use rights	867	84	3,801	328
Loss (gain) on disposal of property, plant and equipment	4,089	16	(2,867)	(25)
Unrealized gain of marketable securities	(13)	—	(13)	—
Write off demolished building	—	4,573	35	4,573
Impairment on other assets	—	57	—	57
Share-based compensation expenses	554	303	2,925	1,126
Unrealized exchange (gain) loss	(69)	(526)	1,670	(6,712)
Changes in current assets and liabilities:
(Increase) decrease in prepaid expenses and other receivables	(309)	(1,202)	(1,901)	(1,035)
(Decrease) increase in accrued expenses and other payables	225	(420)	871	3
Total adjustments	5,344	2,885	4,521	(1,685)
Net cash (used in) provided by operating activities	$(936)	$408	$(8,733)	$2,259
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for real estate properties under development	$(29,619)	$(7,065)	$(39,575)	$(11,935)
Purchase of property, plant & equipment	(676)	(13,242)	(2,107)	(13,377)
Purchase of marketable securities	(7,580)	—	(7,580)	—
Decrease (Increase) in deposits for real estate properties under development	20	81	37	(74)
(Increase) decrease in deposits for purchase of property, plant and equipment	(71)	13,383	(82)	—
Proceeds from disposal of property, plant and equipment	85	—	9,791	67
Proceeds from disposal of demolished building	(17)	550	180	550
Proceeds from disposal of other asset	(4)	—	46	—
(Increase) in refundable bank deposit	(91)	—	(91)	—
Decrease (increase) in short term investments	54,391	7,725	(39,359)	87,384
Net cash provided by (used in) investing activities	$16,438	$1,432	$(78,740)	$62,615
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(2,647)	$(2,596)	$(10,566)	$(10,266)
Proceeds from shares issued for option exercise	2,411	3,023	3,955	6,908
Net cash (used in) provided by financing activities	$(236)	$427	$(6,611)	$(3,358)
Net increase (decrease) in cash and cash equivalents	$15,266	$2,267	$(94,084)	$61,516
Cash and cash equivalents at beginning of period	47,192	161,407	165,173	94,558
Effect of exchange rate changes on cash and cash equivalents and short term investments	461	1,499	(8,170)	9,099
Cash and cash equivalents at end of period	$62,919	$165,173	$62,919	$165,173

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED DECEMBER 31, 2018 AND 2017

(In Thousands of US dollars)

1.

These financial statements, including the consolidated balance sheet as of December 31, 2017, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2017.

2.

In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ended December 31, 2018.

3.

Accumulated other comprehensive (loss) income represents foreign currency translation adjustments. The consolidated comprehensive (loss) income was $(5,571) and $(218) for the three months ended December 31, 2018 and 2017, respectively, and was $(23,691) and $10,255 for the twelve months ended December 31, 2018 and 2017, respectively (each number in the thousands)..

4.	A summary of the operation income, other income (expenses), net, net (loss) income and long-lived assets by geographical areas is as follows:

	Three months ended December 31,		Twelve months ended December 31,
	2018	2017	2018	2017
NET OPERATION INCOME WITHIN:
-PRC, excluding Hong Kong	$413	$187	$420	$1,851
OTHER INCOME (EXPENSES), NET:
- Gain (loss) on exchange difference	$89	$2,419	$(1,297)	$8,582
- Gain on disposal of idle property, plant, and equipment	—	529	—	529
- Loss from Wuxi operations	—	(230)	—	(693)
- Others	212	3	583	77
Total other income (expenses), net	$301	$2,721	$(714)	$8,495
NET (LOSS) INCOME FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$(5,526)	$(5,292)	$(10,590)	$(6,759)
- Hong Kong	(754)	2,815	(2,664)	10,703
Total net (loss) income	$(6,280)	$(2,477)	$(13,254)	$3,944

	December 31, 2018	December 31, 2017
LONG-LIVED ASSETS WITHIN:
- Real estate properties under development in PRC, excluding Hong Kong	$171,610	$52,460
- Property, plant and equipment in PRC, excluding Hong Kong	27,186	33,894
- Hong Kong	256	3,082
Total long-lived assets	$199,052	$89,436